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                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650



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                           GREENFIELD INDUSTRIES, INC.
                         RETIREMENT INCOME SAVINGS PLAN
                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................    2

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
     December 31, 1999 and 1998...........................................    3

     Statements of Changes in Net Assets Available for Plan Benefits
     Years ended December 31, 1999 and 1998...............................    4

     Notes to Financial Statements........................................    5

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets Held for Investment
     Purposes at End of Year
     December 31, 1999...................................................    9

Signatures................................................................   10

Exhibit 23 - Consent of Independent Public Accountants....................   11

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc.
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of Greenfield Industries, Inc. Retirement Income Savings Plan (the
Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 20, 2000

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           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998


                                                                  December 31,           December 31,
                                                                      1999                   1998
                                                                      ----                   ----
ASSETS
     Cash and cash equivalents                                    $    270,738           $      4,058
     Receivables:
       Participant contributions                                       125,578                207,465
       Employer contributions                                          999,548              1,215,331
       Accrued investment income                                         1,388                     --
       Amounts receivable under pending investment sales                    --                119,482
                                                                  ------------           ------------
     Total receivables                                               1,126,514              1,542,278
                                                                  ------------           ------------

     Investments, at fair value                                    106,995,738            130,151,598
                                                                  ------------           ------------

TOTAL ASSETS                                                       108,392,990            131,697,934
                                                                  ------------           ------------

LIABILITIES
     Amounts payable under pending investment purchases                 (3,074)              (108,481)
                                                                  ------------           ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                            $108,389,916           $131,589,453
                                                                  ============           ============

The accompanying notes are an integral part of these statements.


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
           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             December 31, 1999
                                                           ----------------------------------------------------
                                                           Kennametal Inc.
                                                               Common             All Other                            December 31,
                                                             Stock Fund             Funds               Total              1998
                                                             ----------             -----               -----              ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                               $    5,262        $  6,956,854        $  6,962,116        $  8,661,059
     Employer contributions                                   1,928,277           2,141,862           4,070,139           6,341,479
     Dividends and interest                                       7,946           7,133,067           7,141,013           5,619,031
     Net realized gains on disposition and unrealized
        appreciation in fair value of investments               263,894           7,166,057           7,429,951           9,969,369
                                                             ----------        ------------        ------------        ------------

        Total additions                                       2,205,379          23,397,840          25,603,219          30,590,938
                                                             ----------        ------------        ------------        ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                              (11,136)        (16,469,178)        (16,480,314)        (11,956,818)
     Other distributions                                           (751)            (10,583)            (11,334)             (7,468)
     Transfers to other plans                                        --         (32,311,108)        (32,311,108)         (2,459,348)
                                                             ----------        ------------        ------------        ------------

        Total deductions                                        (11,887)        (48,790,869)        (48,802,756)        (14,423,634)
                                                             ----------        ------------        ------------        ------------


NET TRANSFERS BETWEEN FUNDS                                     277,415            (277,415)                 --                  --
                                                             ----------        ------------        ------------        ------------

NET INCREASE (DECREASE)                                       2,470,907         (25,670,444)        (23,199,537)         16,167,304

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
     Beginning of year                                               --         131,589,453         131,589,453         115,422,149
                                                             ----------        ------------        ------------        ------------

     End of year                                             $2,470,907        $105,919,009        $108,389,916        $131,589,453
                                                             ==========        ============        ============        ============

The accompanying notes are an integral part of these statements.

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
           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

1.   DESCRIPTION OF PLAN

The following general description of the Greenfield Industries, Inc. Retirement Income Savings Plan, as amended (the Plan), is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is a defined contribution employee benefit plan, established for the purpose of providing employees of Greenfield Industries, Inc. (the Company) the opportunity to defer a portion of their annual base compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company serves as sponsor of the Plan.

On November 17, 1997, Kennametal Inc. purchased all of the issued and outstanding shares of the Company. In June 1998, a portion of the Company's operations were sold to ITT Industries. As a result of this sale, certain plan assets were transferred to plans sponsored by ITT Industries.

Effective October 1, 1999, Company contributions are made in Kennametal Inc. common stock. As a result of this change, a portion of Plan assets was transferred to the GFI Retirement Income Savings Plan, a newly created separate plan sponsored by the Company. These transfers are reflected as transfers to other plans in the accompanying statements of changes in net assets available for plan benefits.

ADMINISTRATION OF THE PLAN - The management of the Company has the authority and responsibility for the general administration of the Plan. Key Trust Company of Ohio, N.A., as Trustee, has the authority and responsibility to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the separate Trust Agreement.

ELIGIBILITY - The Plan covers all employees of the Company and employees may become participants in the Plan as of the first entry date (January 1, April 1, July 1, or October 1) after completing 500 hours of service within a six consecutive month period. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - All participant and employer contributions vest immediately.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Company contributes a base amount of 2% of each eligible participant's annual base compensation plus additional discretionary amounts as it may determine from Company profits. Participants may elect to contribute to the Plan from 1% to 15% of their base compensation through payroll deductions. In addition, the Company is required to make matching contributions equal to 50% of the first 4% of a participant's contribution. Company contributions are made quarterly. Effective October 1, 1999, Company contributions are made in Kennametal Inc. common stock.

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DISTRIBUTIONS - If a participant's employment with the Company is terminated due to retirement pursuant to the terms of the Plan, the total amount of a participant's account shall be distributed in cash to the participant according to one of the options as described in the Plan and as elected by the participant. If a participant's employment with the Company is terminated for any reason other than retirement pursuant to the terms of the Plan, the participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account; provided, however, that if such account exceeds $5,000, a participant may elect to defer distribution to a future date as more fully described in the Plan.

PARTICIPANT LOANS - Participants may withdraw certain basic contributions and related earnings thereon only in the event of a financial hardship as defined by the Plan or the Code. The Plan also permits participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the excess of the highest outstanding loan balance during the previous one-year period over the outstanding balance as of the date of the loan or 50% of their account balance as defined by the Plan or the Code. Such borrowings are allowed at the sole discretion of the Company. Loan terms range from one to five years or up to 29 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through payroll deductions. At December 31, 1999, interest rates on participant loans ranged from 6% to 10.5%, with maturity dates ranging from January 2000 to June 2029.

INVESTMENTS - Participants direct their contributions by electing that such contributions be placed in a single investment fund or allocated to any combination of investment funds. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect at any time to transfer all or a portion of the value of their accounts among the investment funds. A participant may direct contributions to any of the following investment options:

The Key Trust EB MaGIC Fund - The investment objective of this fund is to seek a reasonable level of income together with stability of principal. The fund invests primarily in a diversified portfolio of insurance company and other investment contracts from an approved list of high-quality issuers.

The Bond Fund of America - This fund seeks as high a level of current income as is consistent with preservation of capital.

American Balanced Fund - The fund seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds, and other fixed-income securities.

Victory Stock Index Fund - This fund seeks to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

Putnam New Opportunities Fund - This fund seeks to maximize long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam management believes offer above-average potential for growth.

Fidelity Advisor Growth Fund - This fund seeks to provide capital growth by investing primarily in common stocks and securities convertible into common stocks.

                                       6

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Templeton Foreign Fund - This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

Kennametal Inc. Common Stock - This fund consists entirely of Kennametal Inc. common stock for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

TRW Inc. Common Stock - This fund consists entirely of TRW Inc. common stock for investors who want to participate in the growth of TRW Inc. as part owners of TRW. This investment fund is closed to new participants.

2.   ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS - Investment transactions are recorded on a trade date basis. Investments in mutual funds, common stock, fixed income funds and other short-term investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value.

PAYMENT OF BENEFITS - Benefit payments are recorded as distributed.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned.

PLAN EXPENSES - Expenses attributable to the administration or operation of the Plan and related Trust are allocated pro rata on the basis of account balances to the accounts of participants unless the Board of Directors of the Company, at its sole discretion, determines that such expenses are to be paid by the Company. For the years ended December 31, 1999 and 1998, the Company paid all expenses related to the operation of the Plan.

REALIZED/UNREALIZED GAINS AND LOSSES - Net appreciation (depreciation) of investments is comprised of the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions represent the difference between proceeds received and average cost.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator and sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

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


3.   INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total plan assets as of December 31, 1999 and 1998, were as follows:

                                                         1999           1998
                                                         ----           ----

     American Balanced Fund                          $13,153,572    $19,178,134
     Victory Stock Index Fund                         14,489,861     15,621,972
     Fidelity Advisor Growth Opportunity Fund         17,624,302     21,358,654
     Putnam New Opportunities Fund                    26,732,781     17,953,329
     The Key Trust EB MaGIC Fund                      21,748,100     42,914,803

4.   QUALIFICATION OF PLAN

The Plan, as amended, has been determined by the Internal Revenue Service to be a qualified employee benefit plan under the Code. The Internal Revenue Service issued a favorable determination on January 30, 1995. Plans that are qualified under regulations of the Internal Revenue Service are not subject to federal income taxes.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of the ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.



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
           GREENFIELD INDUSTRIES, INC. RETIREMENT INCOME SAVINGS PLAN
                                PLAN NUMBER: 001
                           GREENFIELD INDUSTRIES, INC.
                                 EIN: 04-2917072
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                              SCHEDULE H, Line 4i
                                DECEMBER 31, 1999

   Identity
   of Issue                 Description of Investment                                      Current Value
--------------------------------------------------------------------------------------------------------
                 Mutual Funds
                 ------------

  *Key Trust     American Balanced Fund                                                    $ 13,153,572
  *Key Trust     Victory Stock Index Fund                                                    14,489,861
  *Key Trust     Fidelity Advisor Growth Opportunity Fund                                    17,624,302
  *Key Trust     Putnam New Opportunities Fund                                               26,732,781
  *Key Trust     Templeton Foreign Fund                                                       1,485,164
                                                                                           ------------

                 Total Mutual Funds                                                          73,485,680
                                                                                           ------------

                 Common Stock
                 ------------

  *Key Trust     Kennametal Inc. Common Stock (a)                                             1,200,950
  *Key Trust     TRW Inc. Common Stock                                                          118,263
                                                                                           ------------

                 Total Common Stock                                                           1,319,213
                                                                                           ------------

                 Fixed Income Funds
                 ------------------

  *Key Trust     The Bond Fund of America                                                     4,526,672
  *Key Trust     The Key Trust EB MaGIC Fund                                                 21,748,100
                                                                                           ------------

                 Total Fixed Income Funds                                                    26,274,772
                                                                                           ------------

                 Loans to Participants
                 ---------------------

 *Participants   Loans to Participants, Maturities: from January 2000 to
                   June 2029, Interest rates 6% to 10.5%                                      5,916,073
                                                                                           ------------

                 Total Investments                                                         $106,995,738
                                                                                           ============

*    Party-in-interest.

(a)  The cost of this investment is $963,611 at December 31, 1999.


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                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Greenfield Industries, Inc. Retirement Income Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Augusta, Richmond County, State of Georgia.

                                              GREENFIELD INDUSTRIES, INC.
                                              RETIREMENT INCOME SAVINGS PLAN


                  Date:  June 26, 2000        By:   /s/ SUZETTE PLETCHER
                                                    --------------------
                                                    Suzette Pletcher
                                                    Plan Administrator





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